Exhibit 3

IDENTIFICATION OF MEMBERS OF THE GROUP

The following filing persons may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended:

Green Equity Investors VI, L.P., a Delaware limited partnership.

Green Equity Investors Side VI, L.P., a Delaware limited partnership.

LGP Associates VI-A LLC, a Delaware limited liability company.

LGP Associates VI-B LLC, a Delaware limited liability company.